

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 22, 2013

<u>Via E-mail</u>
Sarah Newell
Vice President
The Bank of New York Mellon Trust Company, N.A., as Trustee
919 Congress Avenue, Suite 500
Austin, Texas 78701

      Re: **SandRidge Mississippian Trust II**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 15, 2013
              File No. 001-35508

Dear Ms. Newell:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Brad Skinner

                        Brad Skinner
                        Senior Assistant Chief Accountant